UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              AMENDMENT NO. 1

                               HONEYWELL INC.
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                              (Name of Issuer)


                  COMMON STOCK (PAR VALUE $1.50 PER SHARE)
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                       (Title of Class of Securities)


                                 438506107
               ----------------------------------------------
                               (CUSIP Number)

                          PETER M. KREINDLER, ESQ.
                             ALLIEDSIGNAL INC.
                      101 COLUMBIA ROAD, P.O. BOX 4000
                         MORRISTOWN, NJ 07962-2497
                               (973) 455-2000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                                JUNE 4, 1999
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                SCHEDULE 13D

CUSIP No. 438506107

1   NAME OF REPORTING PERSON

    AlliedSignal Inc.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

    I.R.S. Identification No. 22-2640650

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS (See Instructions)

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           25,316,518*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         25,316,518*

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,316,518*

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES (See Instructions)

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.7%

14  TYPE OF REPORTING PERSON (See Instructions)

    CO

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*    25,241,518 of the shares of common stock, par value $1.50 per share, including the associated preferred stock purchase rights (such shares and such rights, together, "Honeywell Common Stock"), of Honeywell Inc. ("Honeywell") covered by this item are purchasable by AlliedSignal Inc. ("AlliedSignal") upon exercise of an option granted to AlliedSignal on June 4, 1999 and described in Item 4 of this Statement. Prior to the exercise of the option, AlliedSignal is not entitled to any rights as a stockholder of Honeywell with respect to the shares of Honeywell Common Stock covered by the option. AlliedSignal disclaims any beneficial ownership of the shares of Honeywell Common Stock which are purchasable by AlliedSignal upon exercise of the option on the grounds that the option is not presently exercisable and only becomes exercisable upon the occurrence of the events referred to in Item 4 below. If the option were exercised, AlliedSignal would have the sole right to vote and to dispose of the shares of Honeywell issued as a result of such exercise.

          This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission on June 14, 1999 by AlliedSignal Inc. (the "Schedule 13D"). This Amendment No. 1 is being filed solely to correct a typographical error to Row 11 of the cover page of the Schedule 13D and does not amend any other Items.

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  June 15, 1999

                                          AlliedSignal Inc.


                                          By:  /s/ Peter M. Kreindler
                                             ------------------------------
                                             Name:  Peter M. Kreindler
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary